Exhibit 11 - Statement re: Computation of Per Share Earnings

COMPUTATION OF PER SHARE EARNINGS

Based on the number of shares outstanding for the nine months ended March 31, 2006, for the seven months ended January 31, 2006 and for the period ended June 30, 2005, the following represents the loss per share.

	March 31, 2006	January 31, 2006 (As Restated)	June 30, 2005

Total number of share outstanding	5,049,000	5,049,000	-

Weighted average number of shares outstanding for the period - as restated	4,340,270	4,004,879	-

Loss for the period	$ 28,602	$ 12,795	$ 500

Net loss per share for the period - as restated	$ 0.00	$ 0.00	$ 0.00

There have been no shares issued since March 31, 2006.